

C M

SEC   **15046829**   ISSION

Washington, D.C. ~~~~~

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *38622*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _1-1-14_ AND ENDING _12/31/14_

                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _Fordham Financial Management, Inc_

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place - 6th Floor
(No. and Street)

New York   _NY_   _10004_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard J Adams   _212-732-8500_
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Tarlow + Co CPA PC   DBA Tarlow + Co CPA's
(Name – if individual, state last, first, middle name)

7 Penn Plaza Suite 210   _New York_   _NY_   _10001_
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _WILLIAM BAQUET_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _FORDHAM FINANCIAL MANAGEMENT, INC_ , as of _DECEMBER 31_ , 20 _14_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _Signature_

Notary Public   _Title_

This report ** contains (check all applicable boxes)

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FORDHAM FINANCIAL MANAGEMENT, INC.

TABLE OF CONTENTS



TARLOW & CO., C.P.A.'S

A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Directors
of Fordham Financial Management, Inc.

We have audited the accompanying financial statements of Fordham Financial Management, Inc. (a Delaware limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. Fordham Financial Management, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Fordham Financial Management, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Fordham Financial Management, Inc.'s financial statements. The supplemental information is the responsibility of Fordham Financial Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tarlow & Co., C.P.A.'s

New York, New York
February 27, 2015

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2014

ASSETS

Cash and cash equivalents	$	31,046
Securities owned - at fair value		5,500
Deposits with clearing organizations		100,000
Receivable from broker-dealers		134,546
Furniture & equipment (net of accumulated depreciation of $42,616		3,791
Due from regeristered reps		18,414
Pre-paid registration fees		16,907
Security deposits		20,800
Total assets	$	331,004

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	10,768
Commissions payable		23,017
Regulatory assessment - current		9,510
Income taxes payable		11,596
Regulatory assessment - noncurrent		4,350
Total liabilities	$	59,241

Commitments and contingent liabilities

Common stock, no par value, 15,000 shares authorized, issued and oustanding	15,000	
Additional paid-in capital	4,727,871	
Accumulated deficit	(4,471,108)	
Total stockholder's equity		271,763
Total liabilities and stockholder's equity	$	331,004

The accompanying notes are an integral part of these financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2014

Revenue

Commission income	$ 1,350,614	
Other income	342,063	
Interest income	9,121	
Investment net gains (losses) - equities	(6,579)	
Total revenue		$ 1,695,219

Expenses

Compensation and related benefits	1,180,495	
Brokerage, exchange and clearance fees	221,748	
General and Administrative	401,728	
Depreciation	4,824	
Interest	1,156	
Total expenses		1,809,951
Loss before provision for income taxes		(114,732)
Provision for income taxes		4,200
Net Loss		$ (118,932)

The accompanying notes are an integral part of these financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2014	$ 15,000	$ 4,577,871	$ (4,352,176)	$ 240,695
Net loss	-		(118,932)	(118,932)
Capital contributions	-	150,000	-	150,000
Balance December 31, 2014	$ 15,000	$ 4,727,871	$ (4,471,108)	$ 271,763

The accompanying notes are an integral part of these financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2014

Cash flows from operating activities

Net loss	$	(118,932)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Depreciation		4,824
Decrease (increase) in:		
Securities owned - at fair value		(5,432)
Receivable from broker-dealers		(2,744)
Due from registered representatives		(15,505)
Other current assets		7,593
Increase (decrease) in:		
Accounts payable and accrued expenses		(5,399)
Commissions payable		2,418
Regulatory assessment		(11,494)
Net cash used by operating activities	$	(144,671)

Cash flows from financing activities

Capital contributions		150,000
Net increase in cash and cash equivalents		5,329
Cash and cash equivalents - beginning of year		25,717
Cash and cash equivalents - end of year	$	31,046

Supplemental disclosure of cash flow information

Cash paid for income taxes	$	3,255
Cash paid for interest	$	1,156

The accompanying notes are an integral part of these financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Fordham Financial Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a Colorado corporation that is a wholly-owned subsidiary of Fordham Holdings, Inc. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placements and investment banking.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to accounting principles generally accepted in the United States of America ("GAAP") in these notes are to the FASB Accounting Standards Codification™, sometimes referred to as the "Codification" or "ASC".

b) Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and cash equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 2 - <u>SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

d) <u>Securities owned</u>

Proprietary securities transactions are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not carry customer securities accounts on its own books. All trades are on a fully disclosed basis through Cor Clearing (f/k/a Legent Clearing). Customers' security transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities are recorded at fair value as described in Note 4.

e) <u>Property and equipment</u>

Property and equipment are stated at cost. Depreciation is provided using a Modified Accelerated Cost Recovery System ("MACRS") using estimated useful lives of five to seven years. Major additions and improvements are capitalized and repairs and maintenance are charged to operations as incurred. Depreciation expense for the year ended December 31, 2014 was $4,824.

f) <u>Investment banking</u>

Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from private placements in which the Company acts as an underwriter or agent.

g) <u>Commissions</u>

Commissions and related clearing expense are recorded on a trade-date basis as securities transactions occur.

h) <u>Income taxes</u>

Provision has been made for income taxes currently due Federal, New York State and New York City tax authorities. The amount of current and deferred taxes payable or refundable is recognized as of the date the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Income taxes (Continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense.

NOTE 3 - RECEIVABLE FROM CLEARING BROKER/SECURITIES HELD AT BROKER

The Company conducts business and clears its proprietary and customer transactions through one clearing broker on a fully disclosed basis. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

NOTE 4 - FAIR VALUE MEASUREMENTS

As described in Note 2, the Company's records its securities owned at fair value. Guidance provided by FASB ASC Topic 820 ("ASC 820"), Fair Value Measurements and Disclosures, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices within level 1 that are observable for the asset or liability either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 4 - <u>FAIR VALUE MEASUREMENTS</u> (Continued)

<u>Level 3</u>   Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were not significant transfers among Levels 1, 2, and 3 during the year. The securities owned are classified as common stock – Level 1 in the fair value hierarchy.

NOTE 5 - <u>REGULATORY ASSESSMENT</u>

In 2013 the Company was censured and fined $50,000 by regulatory authorities for alleged violations of investment-related rules or regulations.

Total payments during 2014 in connection with the regulatory assessment amounted to $12,650 which included $11,494 of the principal loan balance and $1,156 in interest.

Future installments due under the agreement terms are as follows:

Year ending December 31,	Total Future Installments
2015	$ 9,510
2016	4,350
	$ 13,860

NOTE 6 - <u>COMMITMENTS AND CONTINGENT LIABILITIES</u>

a) <u>Lease commitments</u>

The Company entered into a non-cancelable sublease for its office space located at 17 Battery Place, New York, NY that expired September 30, 2014 and is currently on a month-to-month lease for the same premises.

Rent expense for the year ended December 31, 2014 amounted to $57,552.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 6 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

b) Brokerage activities

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill their contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

c) Pending litigation, claims and assessments

The Company is a defendant in two lawsuits. Management of the Company believes these lawsuits are without merit and judgments are not probable. As a result, no provision for such lawsuits have been made.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company received capital contributions from its Parent totaling $150,000 during the year ended December 31, 2014.

NOTE 8 - INCOME TAXES

The provision for income taxes for the year ended December 31, 2014 for income taxes currently due. The Company has net operating loss carry forwards of approximately $4,243,000 for Federal and $5,764,000 for New York State and City income tax purposes that may be used to offset future taxable income. The net operating losses will start expiring in 2016. If not used, the entire carry forward will expire by 2034.

The deferred tax assets arising from the above net operating losses and allowance for bad debts have been fully offset by a valuation allowance. Future income will be offset by the net operating loss carry forward available, therefore, future provision for income taxes will also be reduced. The valuation allowance increased by approximately $40,000 in 2014.

The current and deferred portions of income tax expense included in the statement of income as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State and local	4,200	-	4,200
	$ 4,200	$ -	$ 4,200

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 8 - **INCOME TAXES (Continued)**

U.S. GAAP require company management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service and other state and local taxing jurisdictions. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. Company management believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 9 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014 the Company had net capital of $210,998, which was $110,998 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.28 to 1.

NOTE 10 - **CONCENTRATIONS AND CREDIT RISKS**

The Company clears its securities transactions through a major financial service firm. These activities may expose the Company to off-balance-sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

The Company maintains cash balances at several banks. For those banks who are participants in the FDIC Transaction Account Guarantee Program, all non-interest bearing accounts of the Company are covered by FDIC insurance through December 31, 2014 for up to $250,000 in aggregate for all accounts. The Company did not incur any losses in these accounts.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of the clearing organizations receivable. The Company has cash on deposit with a clearing organization. The amount of credit risk associated with the clearing organization receivable is $100,000 and is reflected in the statement of financial condition.

Approximately 17% of the Company's revenue is derived from a private placement with one customer.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 11 - **RISKS AND UNCERTAINTIES**

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could affect the amounts reported on the statement of financial condition.

NOTE 12 - **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through February 27, 2015, the date the financial statements were available to be issued.

FORDHAM FINANCIAL MANAGEMENT, INC.

SCHEDULE- I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

AS OF DECEMBER 31, 2014

Total stockholders' equity		$	271,763
Deductions/charges:			
Non-allowable assets:			
Property and equipment, net	$ 3,791		
Due from registered representatives	18,414		
Prepaid registration fees	16,907		
Security deposits	20,800		
Total deductions/charges			59,912
Net Capital before haircuts on securities positions			211,851
Haircuts on securities pursuant to 15c3-1(f)			853
Net Capital per rule 15c3-1		**$**	**210,998**

Computation of Net Capital Requirement

Aggregate indebtedness			
Accounts payable	$ 10,768		
Commissions payable	23,017		
Regulatory assessment	9,510		
Income taxes payable	11,596		
Total aggregate indebtedness		$	54,891
Minimum capital required (the greater of $100,000 or 6 2/3% of aggregate indebtedness)		$	100,000
Excess Net Capital		**$**	**110,998**
Ratio of aggregate indebtedness to net capital			0.28 to 1

Reconciliation with Company's Computation (included in part IIA of Form X-17A-5 as of December 31, 2014)

Net Capital, as reported in the Company's Part II (unaudited) FOCUS report		$	212,655
Audit adjustment to accrue expenses			(1,657)
Net Capital per the preceding		**$**	**210,998**

SUPPLEMENTARY INFORMATION



TARLOW & CO., C.P.A.'S

A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Directors
of Fordham Financial Management, Inc.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance With The Exemption Provisions of SEC Rule 15c3-3, in which (1) Fordham Financial Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fordham Financial Management Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) Fordham Financial Management, Inc. stated that Fordham Financial Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Fordham Financial Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fordham Financial Management Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tarlow & Co., CPA A:

New York, New York

February 27, 2015

FORDHAM FINANCIAL MANAGEMENT INC.
DECEMBER 31, 2014

February 27, 2015

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH THE EXEMPTION PROVISIONS OF SEC RULE 15C3-3

We, as management of Fordham Financial Management, Inc. are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under Securities Exchange Act of 1934 (SEC Rule 15c3-3). The following statements are made to our best knowledge and belief: (1) Fordham Financial Management, Inc. claims an exemption from the provisions of SEC Rule 15c3-3 under paragraphs (k)(2)(ii), and (2) Fordham Financial Management, Inc. has met the identified exemption provision for the period from January 1, 2014 through December 31, 2014 without exception.

By:_____

William Baquet

President, Fordham Financial Management Inc.



TARLOW & CO., C.P.A.'S

A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Officers and Directors of Fordham Financial Management, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Fordham Financial Management, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and the National Futures Association, solely to assist you and the other specified parties in evaluating Fordham Financial Management, Inc.'s compliance with the applicable instructions of Form SIPC-7. Fordham Financial Management, Inc.'s management is responsible for Fordham Financial Management, Inc., compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarlow & Co., C.P.A.'s

New York, New York
February 27, 2015

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
5*5**********37*******************ALL FOR AADC 100
038622   FINRA   DEC
FORDHAM FINANCIAL MANAGEMENT INC
17 BATTERY PL STE 643
NEW YORK NY 10004-1137
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard J Adams
212-732-8500

2.
A. General Assessment (item 2e from page 2) $ *3874*

B. Less payment made with SIPC-6 filed (exclude interest)   (*2136*)

7-31-14
Date Paid

C. Less prior overpayment applied   ( )

D. Assessment balance due or (overpayment)   *1738*

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ *1738*

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ *1738*

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fordham Financial Management Inc
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

CFO
(Title)

Dated the_____ day of_____, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions: _____

Disposition of exceptions: _____

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1695 219
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1695 219
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	141 869
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 3648	
Enter the greater of line (i) or (ii)		3648
Total deductions		145 517
2d. SIPC Net Operating Revenues		$ 1549 702
2e. General Assessment @ .0025		$ 3874

(to page 1, line 2.A.)

FORDHAM FINANCIAL MANAGEMENT, INC.

ANNUAL REPORT

DECEMBER 31, 2014